[redacted]

BP 3/1

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

SECURI 10027398 N

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47826

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MANARIN SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15858 WEST DODGE ROAD, SUITE 310
(No. and Street)

OMAHA (City) NE (State) 68118 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DEBORAH KOCH 402-330-1166 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LUTZ & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

11837 MIRACLE HILLS DRIVE (Address) OMAHA (City) NE (State) 68154 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/3

OATH OR AFFIRMATION

I, DEBORAH KOCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MANARIN SECURITIES CORPORATION, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Deborah Koch
Signature

Chief Compliance Officer
Title

Dixie L. Rohlfs
Notary Public

GENERAL NOTARY - State of Nebraska
DIXIE L. ROHLFS
My Comm. Exp. Sept. 9, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MANARIN SECURITIES CORPORATION

INDEX

Note: The Company claims exemption to filing the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission pursuant to SEC Rule 15c3-3(k)(2)(ii).

11837 Miracle Hills Drive, Suite 100
Omaha, NE 68154-4418
p: 402.496.8800
f: 402.496.2711
www.lutzcpa.com

Lutz & Company, PC
Accountants & Consultants

INDEPENDENT ACCOUNTANTS' AUDIT REPORT

Board of Directors and Stockholder
Manarin Securities Corporation
Omaha, Nebraska

We have audited the accompanying statement of financial condition of Manarin Securities Corporation, a Nebraska corporation, as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Manarin Securities Corporation as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lutz & Company, PC

Omaha, Nebraska
February 18, 2010

MANARIN SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS	
Cash and Cash Equivalents	$ 166,264
Securities Owned, at Fair Value (Note 2)	202,538
Concessions Receivable	135,116
Secured Demand Note (Note 3)	350,000
Deposits with Clearing Organizations and Others (Note 2)	170,187
Refundable Income Taxes	16,784
TOTAL ASSETS	**$1,040,889**
LIABILITIES	
Commissions Payable (Note 3)	$ 79,498
Deferred Income Taxes (Note 4)	11,400
Total Liabilities	90,898
SUBORDINATED BORROWINGS (Note 3)	350,000
STOCKHOLDER'S EQUITY	
COMMON STOCK	
$1 Par Value, Authorized, 25,000 Shares Issued and Outstanding, 10,000 Shares	10,000
PAID IN CAPITAL	17,453
RETAINED EARNINGS	572,538
Total Stockholder's Equity	599,991
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$1,040,889**

See Notes to Financial Statements.

MANARIN SECURITIES CORPORATION

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2009

CONCESSIONS AND FEE REVENUES	$2,484,767
COMMISSIONS ON CONCESSIONS AND FEE REVENUES (Note 3)	1,852,611
NET CONCESSION REVENUES	632,156
OTHER REVENUES	
Interest Income	12,109
Net Gain on Investments	10,572
Total Other Revenues	22,681
NET REVENUES	654,837
EXPENSES	
Management Fees (Note 3)	600,000
Brokerage and Exchange Fees	69,369
Fidelity Bond	1,740
Professional Fees	1,046
Other Expenses	10,607
Total Expenses	682,762
Loss Before Income Tax Benefit	(27,925)
INCOME TAX BENEFIT (Note 4)	4,201
NET LOSS	**$ (23,724)**

See Notes to Financial Statements.

MANARIN SECURITIES CORPORATION

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

FOR THE YEAR ENDED DECEMBER 31, 2009

Subordinated Borrowings, January 1, 2009	$350,000
Increase (Decrease)	0
Subordinated Borrowings, December 31, 2009	**$350,000**

See Notes to Financial Statements.

MANARIN SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

	---Common Stock--- Shares Issued	Par Value	Paid In Capital	Retained Earnings	Total Stockholder's Equity
BALANCES, December 31, 2008	10,000	$10,000	$17,453	$596,262	$623,715
Net Loss				(23,724)	(23,724)
BALANCES, December 31, 2009	**10,000**	**$10,000**	**$17,453**	**$572,538**	**$599,991**

See Notes to Financial Statements.

MANARIN SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (23,724)
Adjustments to Reconcile Net Loss to	
Net Cash Used in Operating Activities	
Net Gain on Investments	(10,572)
Deferred Income Taxes	10,182
Changes in Operating Assets and Liabilities	
Increase in Concessions Receivables	(82,474)
Increase in Refundable Income Taxes	(14,383)
Increase in Commissions Payable	45,357
Net Cash Used in Operating Activities	(75,614)
CASH FLOWS FROM INVESTING ACTIVITIES	
Decrease in Deposits with Clearing Organizations and Others	135,087
Net Increase in Cash and Cash Equivalents	59,473
Cash and Cash Equivalents, Beginning of Year	106,791
Cash and Cash Equivalents, End of Year	**$166,264**

See Notes to Financial Statements.

1. Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements is set forth below.

Organization and Nature of Business

Manarin Securities Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Nebraska corporation and offers an array of financial service products including both equity and debt securities and variable annuity insurance products through independent contractor brokers.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company's policy is to invest excess cash in income-producing investments. Cash equivalents consist of temporary cash investments with maturities of three months or less. For purposes of the statement of cash flows, the Company includes these amounts in cash and cash equivalents.

Securities Owned

Securities owned consist of a mutual fund and an equity security and are recorded at fair value (See Note 2). Realized and unrealized gains and losses on securities owned are included in earnings.

Concessions Receivable

The Company's concessions receivable consists principally of concessions receivable from mutual fund companies, clearing organizations and others. Management believes all concessions receivable are collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Concentration of Credit Risk

The Company has several financial instruments that potentially subject the Company to credit risk. The Company maintains bank accounts in which the balances sometimes exceed federally insured limits. The Company's concessions receivable and secured demand note are also subject to credit risk.

1. **Summary of Significant Accounting Policies** - Continued

Concentration of Credit Risk - Cont.

The Company is an introducing broker-dealer firm, which processes certain orders through mutual fund companies and clears stock related orders through clearing organizations. The Company may be exposed to risk in the event that a mutual fund company or clearing organization would not fulfill its obligations. It is the Company's policy to review, as necessary, the credit standing of the mutual fund companies and clearing organizations.

Revenue Recognition

Concessions and fee revenue and the related commissions expense are recorded on a trade-date basis as the security transactions occur at the mutual fund companies and clearing organizations.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and statutory rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense or benefit is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

On January 1, 2009, the Company adopted the provisions of FASB Codification Topic 740-10 related to uncertain income tax positions. When income tax returns are filed, it is highly certain that some positions would be sustained upon examination by the taxing authorities, while others may be subject to uncertainty about the merits of the position taken or the amount of the position that would ultimately be sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying statement of financial condition along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statement of operations.

1. Summary of Significant Accounting Policies - Continued

Income Taxes - Cont. Management believes it is more likely than not that the benefits recognized from tax positions taken on the Company's financial statements will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Accordingly, no liability for unrecognized tax benefits is reflected on the accompanying statement of financial condition.

Subsequent Events Subsequent events are events or transactions that occur after the statement of financial condition date but before the financial statements are available to be issued and may require potential recognition or disclosure in the financial statements. Management has considered such events or transactions through February 18, 2010 noting no items requiring disclosure.

2. Fair Value Measurements

FASB Codification Topic 820-10 (FASB 820-10) defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB 820-10, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2009.

	Level 1	Level 2	Level 3	Total
Securities Owned:				
Mutual Fund	$113,348	$	$	$113,348
Common Stock	89,190			89,190
Total Securities Owned	202,538			202,538
Deposits with Clearing Organizations and Others:				
U.S. Treasury Bond	35,101			35,101
Total	$237,639	$	$	$237,639

3. Related Party Transactions

Commissions Expense
The Company incurred $955,516 in commissions expense to Roland R. Manarin & Associates, Inc. (RMA), a company affiliated by common ownership, for the year ended December 31, 2009. There was $57,041 of commissions payable to RMA at December 31, 2009.

Management Fees
The Company has entered into an agreement for the allocation of certain shared expenses incurred by RMA. Under the terms of the agreement, the Company is allocated its portion of shared expenses when incurred, which amounted to $600,000 for the year ended December 31, 2009.

Subordinated Borrowings
The Company has entered into a $350,000 non-interest bearing secured demand note collateral agreement with RMA, due September 2020. This note is collateralized by marketable securities that had a market value of $900,582 and an adjusted market value $661,048 after deductions for regulatory haircuts at December 31, 2009. Subordinated borrowings are available in the computation of net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimal net capital requirements, they may not be repaid.

4. Income Taxes

Components of the income tax benefit for the year ended December 31, 2009 are as follows:

	Federal	State	Total
Current	$10,684	$ 3,699	$ 14,383
Deferred	(7,274)	(2,908)	(10,182)
	$ 3,410	$ 791	$ 4,201

Deferred income taxes in the accompanying statement of financial condition at December 31, 2009 includes a deferred income tax liability from an accrual to cash temporary difference of $11,400.

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $906,606, which was $806,606 in excess of its required net capital of $100,000. The Company's net capital ratio was 10.03 to 1.

SUPPLEMENTAL INFORMATION

11837 Miracle Hills Drive, Suite 100
Omaha, NE 68154-4418
p: 402.496.8800
f: 402.496.2711
www.lutzcpa.com

Lutz & Company, PC
Accountants & Consultants

INDEPENDENT ACCOUNTANTS' AUDIT REPORT ON SUPPLEMENTAL INFORMATION

Board of Directors and Stockholder
Manarin Securities Corporation
Omaha, Nebraska

We have audited the accompanying financial statements of Manarin Securities Corporation, as of and for the year ended December 31, 2009, and have issued our report thereon dated February 18, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information presented hereafter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lutz & Company, PC

Omaha, Nebraska
February 18, 2010

MANARIN SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

NET CAPITAL

Total Stockholder's Equity	$599,991
Subordinated Borrowings Allowable in Computation of Net Capital	350,000
Total Capital and Allowable Subordinated Borrowings	949,991
Deductions	
Nonallowable Assets	
Concessions Receivable	12,120
Deposits with Clearing Organizations and Others	357
Haircuts on Securities	30,908
Total Deductions	43,385
NET CAPITAL	**$906,606**

AGGREGATE INDEBTEDNESS

Commissions Payable	$ 79,498
Deferred Income Taxes	11,400
AGGREGATE INDEBTEDNESS	**$ 90,898**

CAPITAL REQUIREMENTS

Net Capital	$906,606
Greater of 6 2/3% of Aggregate Indebtedness of Minimum Required	100,000
NET CAPITAL IN EXCESS OF REQUIREMENTS	**$806,606**
EXCESS NET CAPITAL AT 1000 PERCENT	**$897,516**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**10.03 to 1**

RECONCILIATION OF NET CAPITAL WITH COMPANY'S COMPUTATION

Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$866,231
Audit Adjustments to Record Income Taxes	21,384
Audit Adjustment to Record Concessions Receivable	71,960
Audit Adjustment to Record Commissions Payable	(52,969)
NET CAPITAL	**$906,606**

See Independent Accountants' Audit Report on Supplemental Information.

11837 Miracle Hills Drive, Suite 100
Omaha, NE 68154-4418
p: 402.496.8800
f: 402.496.2711
www.lutzcpa.com

Lutz & Company, PC
Accountants & Consultants

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL

Board of Directors and Stockholder
Manarin Securities Corporation
Omaha, Nebraska

In planning and performing our audit of the financial statements and supplemental information of Manarin Securities Corporation, a Nebraska corporation (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lutz & Company, PC

Omaha, Nebraska
February 18, 2010

MANARIN SECURITIES CORPORATION

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANTS' AUDIT REPORT

DECEMBER 31, 2009

MANARIN SECURITIES CORPORATION

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT

DECEMBER 31, 2009

11837 Miracle Hills Drive, Suite 100
Omaha, NE 68154-4418
p: 402.496.8800
f: 402.496.2711
www.lutzcpa.com

Lutz & Company, PC
Accountants & Consultants

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT

Manarin Securities Corporation
Omaha, Nebraska

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Manarin Securities Corporation (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries and the Company's bank statements, noting no differences;

2. Compared the Total Revenue amounts of the audited financial statements for the year ended December 31, 2009, less revenue reported on the FOCUS report for the period from January 1, 2009 to March 31, 2009, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting a difference of $72,015 related to audit adjustments reflected in the audited financial statements. The Company's December 31, 2009 FOCUS report was not amended and the audit adjustments will be recorded by the Company during 2010;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers consisting of general ledger trial balances and monthly FOCUS filings, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 24, 2010 Lutz & Company, PC

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047826 FINRA DEC
MANARIN SECURITIES CORPORATION 14*14
15858 W DODGE RD STE 310
OMAHA NE 68118-2533

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 4,456

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (1326)
12\2009
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 3,130

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,130

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,130

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Manarin Securities Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24 day of February, 20 10.

Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) 2nd qtr 2009 - 530,753 3rd qtr 2009 - 705,197 4th qtr 2009 - 590,399 = $ 1,826,349

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. —

(2) Net loss from principal transactions in securities in trading accounts. —

(3) Net loss from principal transactions in commodities in trading accounts. —

(4) Interest and dividend expense deducted in determining item 2a. —

(5) Net loss from management of or participation in the underwriting or distribution of securities. —

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. —

(7) Net loss from securities in investment accounts.

Total additions —

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions. —

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. —

(4) Reimbursements for postage in connection with proxy solicitation. —

(5) Net gain from securities in investment accounts. 2nd 25,385 3rd 19,731 4th (1,300) 43,816

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. —

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). —

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): —

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —

Enter the greater of line (i) or (ii) —

Total deductions 43,816

2d. SIPC Net Operating Revenues $ 1,782,533

2e. General Assessment @ .0025 $ 4,456

(to page 1 but not less than $150 minimum)